FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”) Suite 2300 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

August 3, 2012

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is August 3, 2012. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they will close the $24.6 million first tranche of their non-brokered private placement as reported on July 12, 2012 and July 19, 2012.

Item 5.	Full Description of Material Change

The Issuer reports that it will close the first tranche of its previously announced up to CAD 29.6 million non-brokered private placement financing (the “Offering”) today.

The first tranche of the Offering consists of 9,458,308 common shares of the Issuer at a price of CAD 2.60 per common share for gross proceeds of CAD 24.6 million. The participants in the first tranche of the Offering include Paulson & Co., Tocqueville Asset Management, LP, AngloGold Ashanti (USA) Exploration Inc., the Issuer’s management and insiders as well as other institutional funds.

The second stage of the Offering will involve the issuance of up to CAD 5 million of common shares, at a price per share equal to a 10% discount from the five day volume weighted average price for the common shares as at September 10, 2012, subject to a maximum issuance of 3,000,000 shares. The single placee in the second stage is purchasing CAD 5 million of common shares in the first stage of the Offering and has committed to close the second stage portion of the Offering. Closing of the second stage is anticipated on or before September 21, 2012. The Issuer will pay a 4% cash finder’s fee in connection with the issuance of up to CAD 10 million of shares to this investor.

All common shares issued in the Offering will be subject to a hold period in Canada of four months from the closing of the first or second stage of the Offering, as applicable. All common shares issued in the United States will be subject to resale restrictions under U.S. federal and state securities laws. Completion of the second stage of the Offering is subject to the Issuer obtaining all necessary regulatory approvals, including acceptance for filing by the Toronto Stock Exchange.

The Issuer intends to use the net proceeds of the private placement for the completion of its bankable Feasibility Study and continued project advancement at the Livengood Gold project in Alaska as well as for general working capital purposes.

The common shares issued and to be issued in the Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”) or any applicable securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This material change report shall not constitute an offer to sell or the solicitation of an offer to buy any of the common shares to be issued in the Offering, nor shall there be any offer or sale of the common shares to be issued in the Offering in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary Note Regarding Forward-Looking Statements

This material change report -looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding the anticipated completion of the second stage of the Offering and the proposed use of the proceeds of the Offering by the Issuer, the size and characteristics of, or the discovery and delineation of, mineral deposits, resources or reserves, the potential for the expansion of the estimated resources at the Livengood property, the identification of additional deposits on the Issuer’s Livengood property, the preparation or completion of a feasibility study, the optimization of mine or gold recovery plans, the permitting of a mine at the Livengood project, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, the Issuer’s business strategies, and the Issuer’s other business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, risks associated with the timing and pricing of the second stage of the Offering, completion of the second stage of the Offering, regulatory approval/acceptance of the second stage of the Offering, the use of proceeds from the Offering and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F as filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's Livengood Project.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Interim Chief Executive Officer Business Telephone No.: 720-881-7646

Item 9.	Date of Report

August 3, 2012